 Exhibit 99.1

STANDBY EQUITY PURCHASE AGREEMENT

THIS AGREEMENT dated as of the 3rd day of August 2010 (this “Agreement”) between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited partnership (the “Investor”), and ORCKIT COMMUNICATIONS LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”).

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to $5,000,000 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”);

WHEREAS, the Ordinary Shares are listed for trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange Ltd. (“TASE”) under the symbol “ORCT;”

WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder have been registered in the United States on the Company’s registration statement on Form F-3 (File No. 333-166203) under Section 5 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder; and

WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder will be conducted in compliance with the provisions of the Israeli Securities Law, 1968, as amended and the regulations promulgated thereunder (the “Securities Regulations”), and the rules and regulations of the TASE.

NOW, THEREFORE, the parties hereto agree as follows:

Article I.Certain Definitions

Section 1.01 “Advance” shall mean the purchase and sale of Shares pursuant to this Agreement in consideration of the portion of the Commitment Amount as shall be requested by the Company in the Advance Notice.

Section 1.02 “Advance Date” shall mean the 1st NASDAQ Trading Day after expiration of the applicable Pricing Period for each Advance.

Section 1.03  “Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the Advance amount that the Company requests from the Investor.

Section 1.04 “Advance Notice Date” shall mean each date the Company delivers (in accordance with 2.02 of this Agreement) to the Investor an Advance Notice requiring the Investor to advance funds to the Company, subject to the terms of this Agreement.

Section 1.05 “Affiliate” shall have the meaning set forth in Section 3.04.

Section 1.06 “Articles of Association” shall have the meaning set forth in Section 4.03.

Section 1.07 “Base Prospectus” shall mean the Company’s prospectus accompanying the Registration Statement.

Section 1.08  “Commitment Amount” shall mean the aggregate amount of up to $5,000,000 which the Investor has agreed to provide to the Company in order to purchase the Shares pursuant to the terms and conditions of this Agreement, as may be increased pursuant to Section 2.04.

Section 1.09 “Commitment Fee” shall have the meaning set forth in Section 12.03 .

Section 1.10 “Commitment Period” shall mean the period commencing on the Effective Date, and expiring upon the termination of this Agreement in accordance with Section 10.02.

Section 1.11 “Commitment Shares” shall have the meaning set forth in Section 12.03.

Section 1.12 “Companies Law” shall mean the Israeli Companies Law, 1999.

Section 1.13 “Company Indemnitees” shall have the meaning set forth in Section 5.02.

Section 1.14 “Condition Satisfaction Date” shall have the meaning set forth in Section 7.01.

Section 1.15 “Consolidation Event” shall have the meaning set forth in Section 6.07.

Section 1.16 “Damages” shall mean any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorney’s fees and disbursements and costs and expenses of expert witnesses and investigation).

Section 1.17 “Effective Date” shall mean the date hereof.

Section 1.18 “Environmental Laws” shall have the meaning set forth in Section 4.11.

Section 1.19 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 1.20 “Free” with respect to the Shares shall mean that immediately subsequent to their issuance to the Investor, the Shares shall be freely tradable on the NASDAQ and the TASE, may be freely sold by the Investor without any lock-up or selling restrictions imposed pursuant to the Securities Regulations (including any ruling or release of the ISA published prior to the date hereof) or pursuant to the TASE rules and regulations, or otherwise and the Investor shall not be subject to any restrictions whatsoever with respect to the selling of the Shares to any party and on any terms.

Section 1.21 “Indemnified Liabilities” shall have the meaning set forth in Section 5.01.

Section 1.22 “Initial Disclosure” shall have the meaning set forth in Section 6.15.

Section 1.23 “Investor Indemnitees” shall have the meaning set forth in Section 5.01.

Section 1.24 “ISA” shall mean the Israeli Securities Authority.

Section 1.25 “Market Price” shall mean the lowest daily VWAP of the Ordinary Shares during the relevant Pricing Period.

Section 1.26 “Material Adverse Effect” shall mean any condition, circumstance, or situation that may reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement, including on the Shares’ status as Free, (ii) a material adverse effect on the results of operations, assets, business or conditions (financial or otherwise) of the Company, taken as a whole to a degree that threatens the viability of the Company as a going concern, or (iii) a material adverse effect on the Company’s ability to perform its obligations hereunder in any material respect on a timely basis.

Section 1.27 “Maximum Advance Amount” shall be $500,000, or such greater amount as may be agreed upon by the mutual consent of the parties.

Section 1.28 “NASDAQ” shall mean the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market, whichever is at the time the principal United States trading market for the Ordinary Shares, provided that it is considered a "Foreign Stock Exchange" pursuant to the Securities Regulations for the purpose of Chapter E3 of the Israeli Securities Law, 1968.

Section 1.29 “NASDAQ Trading Day” shall mean any day during which the NASDAQ Stock Market is open for business.

Section 1.30 “Ordinary Shares” shall have the meaning set forth in the recitals of this Agreement.

Section 1.31 “Ownership Limitation” shall have the meaning set forth in Section 2.01(a).

Section 1.32 “Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.33 “Pricing Period” shall mean the 5 consecutive NASDAQ Trading Days after the Advance Notice Date.

Section 1.34 “Principal Market” shall mean each of NASDAQ and TASE.

Section 1.35 “Prospectus” shall mean the Base Prospectus, as supplemented by any Prospectus Supplement.

Section 1.36 “Prospectus Supplement” shall mean any prospectus supplement to the Base Prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act.

Section 1.37  “Purchase Price” shall be set at 95.5% of the Market Price during the Pricing Period.

Section 1.38  “Registration Statement” shall mean the Company’s shelf-registration statement filed by the Company with the SEC under the Securities Act on Form F-3 (Registration Number 333-166203), with respect to Ordinary Shares to be offered and sold by the Company, as such Registration Statement may be amended and supplemented from time to time and including any information deemed to be a part thereof pursuant to Rule 430B under the Securities Act.

Section 1.39 “SEC” shall have the meaning set forth in the recitals of this Agreement.

Section 1.40 “SEC Documents” shall have the meaning set forth in Section 4.05 .

Section 1.41 “Section 270(5) Limitation” shall have the meaning set forth in Section 2.01(a)

Section 1.42 “Securities Act” shall have the meaning set forth in the recitals of this Agreement.

Section 1.43 “Securities Regulations” shall mean the Israeli Securities Law, 1968, as amended, and all regulations promulgated thereunder.

Section 1.44 “Settlement Document” shall have the meaning set forth in Section 2.02(a).

Section 1.45 “Shares” shall mean the Ordinary Shares to be issued from time to time hereunder pursuant to Advances, the Commitment Shares and the Additional Commitment Shares.

Section 1.46 “TASE” shall have the meaning set forth in the recitals of this Agreement.

Section 1.47 “TASE Approval” shall mean each of the approvals required from the TASE under TASE rules and regulations for the listing of the Shares on the TASE, as set forth in Section 5.06 below.

Section 1.48 “Trading Day” shall mean any day during which both Principal Markets shall be open for business.

Section 1.49 “VWAP” means, for any date, the daily volume weighted average price of the Ordinary Shares for such date on NASDAQ (based on a NASDAQ Trading Day from 9:30 a.m. Eastern Time to 4:02 p.m. Eastern Time) as reported by Bloomberg L.P.

Article II. Advances; Mechanics.

Section 2.01 Subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Article VII hereof), the Company, at its sole and exclusive option, may from time to time issue and sell to the Investor, and the Investor shall purchase from the Company, Ordinary Shares on the following terms:

(a)
Advance Notice.  At any time during the Commitment Period, the Company may require the Investor to purchase Ordinary Shares by delivering an Advance Notice to the Investor, subject to the conditions set forth in Article VII; provided, however, that: (i) the amount for each Advance as designated by the Company in the applicable Advance Notice shall not be more than the Maximum Advance Amount, (ii) the aggregate amount of the Advances pursuant to this Agreement shall not exceed the Commitment Amount, (iii) in no event shall the number of Ordinary Shares issuable to the Investor pursuant to an Advance cause the aggregate number of Ordinary Shares beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act or as calculated in accordance with the Securities Regulations) by the Investor and its affiliates to exceed 4.99% of the then outstanding Ordinary Shares (the “Ownership Limitation”), (iv) if and to the extent the provisions of Section 270(5) of the Companies Law shall apply to the issuance of Ordinary Shares to the Investor pursuant to an Advance, then the Company shall not issue Ordinary shares to the Investor pursuant to such Advance unless the Company shall have obtained the requisite corporate approvals for such issuance as required pursuant to the fifth chapter of the sixth part of the Companies Law (hereinafter the “Section 270(5) Limitation”) and (v) the aggregate offering price of the Shares to be sold pursuant to the Advances shall not exceed the aggregate offering price of securities then registered and available for sale under the Registration Statement.  Notwithstanding any other provision in this Agreement, the Company acknowledges and agrees that upon receipt of an Advance Notice, the Investor may sell the Shares that it is unconditionally obligated to purchase under such Advance Notice prior to taking possession of such Shares so long as such sale complies with all applicable laws, and/or engage in short sales on the TASE of such number of Ordinary Shares as the Investor reasonably expects to purchase pursuant to the applicable Advance so long as such sales comply with the rules and regulations of the TASE, provided, however that the total number of Shares sold prior to taking possession of such Shares and the Ordinary Shares sold at short shall be equal to or less than the number of shares that the Investor reasonably expects to purchase pursuant to the applicable Advance.

(b)
Date of Delivery of Advance Notice.  Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A.  An Advance Notice shall be deemed delivered on (i) the NASDAQ Trading Day it is received electronically, by facsimile or otherwise by the Investor if such notice is received prior to 5:00 pm Eastern Time, or (ii) the immediately succeeding NASDAQ Trading Day if it is received by facsimile or otherwise after 5:00 pm Eastern Time on a NASDAQ Trading Day or at any time on a day which is not a NASDAQ Trading Day.  No Advance Notice may be deemed delivered on a day that is not a NASDAQ Trading Day.

(c)
Ownership Limitation.  In connection with each Advance Notice delivered by the Company, any portion of an Advance that would cause the Investor to exceed the Ownership Limitation shall automatically be deemed to be withdrawn with no further action required by the Company.

(d)
Registration Limitation.  In connection with each Advance Notice, any portion of an Advance that would exceed the aggregate offering price of securities registered and available for issuance under the Registration Statement shall automatically be deemed to be withdrawn by the Company with no further action required.  At the Company’s request from time to time, the Investor shall report to the Company the total amount of Shares offered and sold pursuant to this Agreement and the portion of the total Commitment Amount remaining.

(e)
Section 270(5) Limitation.  In respect of each Advance Notice delivered by the Company, any portion of an Advance that, when taken together with the other terms of issuance, would cause the non compliance with the Section 270(5) Limitation shall automatically be deemed to be withdrawn by the Company with no further action required, unless the Company shall have obtained the requisite corporate approvals for such issuance as required pursuant to the fifth chapter of the sixth part of the Companies Law prior to the Advance Notice Date.

(f)
Minimum Acceptable Price.  In connection with each Advance Notice, the Company may indicate a minimum acceptable price (the “Minimum Acceptable Price”); provided, however that a Minimum Acceptable Price shall never be more than 95% of the last closing price of the Ordinary Shares on the NASDAQ at the time the Company delivers an Advance Notice. Upon the issuance by the Company of an Advance Notice with a Minimum Acceptable Price, (i) the amount of the Advance set forth in such Advance Notice shall automatically be reduced by 20% for each NASDAQ Trading Day during the Pricing Period that the VWAP of the Ordinary Shares is below the Minimum Acceptable Price (each such day, an “Excluded Day”), and (ii) each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price.  The number of Ordinary Shares to be delivered to the Investor at the Closing (in accordance with Section 2.02 of this Agreement) shall correspond with the Advance Notice amount as reduced pursuant to clause (i) above, except that the Company shall be obligated to sell, and the Investor shall be obligated to purchase, at a price equal to such Minimum Acceptable Price, any Ordinary Shares corresponding to such Advance Notice that have been sold by the Investor on an Excluded Day.  At the Company’s request, the Investor will provide the Company with copies of its confirms evidencing the number of shares sold by the Investor on an Excluded Day.

Section 2.02 Closings.  The Closing of each Advance (each, a “Closing”) shall take place as soon as practicable after each Advance Date in accordance with the procedures set forth below.  In connection with each Closing the Company and the Investor shall fulfill each of its obligations as set forth below:

(a)
On each Advance Date, the Investor shall deliver to the Company a written document (each a “Settlement Document”) setting forth the amount of the Advance (taking into account any adjustments pursuant to Article II, the Purchase Price, the number of Ordinary Shares to be issued and subscribed for (which in no event will be greater than the Ownership Limitation or the Section 270(5) Limitation), and a report by Bloomberg, L.P. indicating the VWAP for each of the NASDAQ Trading Days during the Pricing Period, in each case taking into account the terms and conditions of this Agreement.  The Settlement Document shall be in the form attached hereto as Exhibit B.

(b)	Upon receipt of the Settlement Document with respect to each Advance, the Company shall:

(i)	Obtain an effective TASE Approval covering the listing of the Shares on the TASE.

(ii)
Confirm that it has published all reports and obtained all permits, approvals and qualifications required for (1) the issuance, delivery and transfer of Shares applicable to such Advance, or shall have the availability of exemptions therefrom, that the sale and issuance of such Shares shall be legally permitted by all laws and regulations to which the Company is subject and that upon their issuance the Shares will be Free; and (2) the listing of the Shares for trading on both the NASDAQ and the TASE .

(c)
Promptly after receipt of the Settlement Document with respect to each Advance (and, in any event, not later than three Trading Days after each Advance Date) (the “Advance Closing Date”), the Company will, or will cause its transfer agent to, electronically transfer such number of Ordinary Shares registered in the name of the Investor as shall equal (x) the amount of the Advance specified in such Advance Notice (as may be reduced according to the terms of this Agreement), divided by (y) the Purchase Price by crediting the Investor’s account or its designee’s account (including, at the election of the Investor, the Investor’s securities account with a TASE member) in accordance with delivery instructions provided by the Investor (which in all cases shall be Free, registered Shares in good deliverable form) against payment of the Purchase Price (“DVP”) in same day funds to an account designated by the Company.  If necessary to facilitate the deposit of Ordinary Shares to the Investor’s account or its designee’s account with a TASE member, the Company shall deliver to the applicable registration company, a share certificate covering the Shares, as well as instruct the registration company to deposit the Shares in the Investor's account and shall provide the registration company and/or the applicable TASE member all the necessary forms and documents so as to facilitate the immediate deposit of the Shares in the Investor’s account.

(d)
No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares.  Any certificates evidencing Ordinary Shares delivered pursuant hereto shall be free of restrictive legends.

(e)
On or prior to the Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

Section 2.03 Hardship.  In the event the Investor sells the Company’s Ordinary Shares after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.02, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto, and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any direct and not consequential loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage would occur in the event of any such default.  It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce, without the posting of a bond or other security, the terms and provisions of this Agreement.  For the avoidance of doubt and without limitation, if on or after the anticipated Advance Closing Date, the Investor purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Investor of Shares it anticipated receiving from the Company in satisfaction of an Advance, the amount (such amount, the “Buy-In Amount”) by which the total purchase price of such shares (including brokerage commissions and other out of pocket expenses, if any) exceeds the Purchase Price for such Advance will be considered a direct and not consequential loss, claim, damage or expense.

Section 2.04 Increase of Commitment Amount. At any time prior to the 24-month anniversary of the Effective Date, the Company may notify the Investor in writing, by delivering to it a Commitment Increase Notice in substantially the form attached hereto as Exhibit Z, that it wishes to increase the total Commitment Amount up to $10,000,000 effective upon the date of such notice (the “Commitment Increase Date”) and the Commitment Amount shall automatically be deemed increased provided that the following conditions (the “Increase Conditions”) have been met:

(a)	On the Commitment Increase Date the Company has an effective registration statement on Form F-3.

(b)	The Investor has received the Additional Commitment Fee.

Section 2.05 Ownership Limitation. As of the date hereof, the Investor does not hold any Ordinary Shares or the right to purchase any Ordinary Shares, and during the Commitment Period, the Investor shall not hold, at any time, Ordinary Shares that exceed in the aggregate 4.99% of the then outstanding Ordinary Shares (as calculated in accordance with the Securities Regulations).   In order to prevent the Ownership Limitation or the Section 270(5) Limitation from limiting the size of an Advance under Section 2.01(c) or (e), respectively, the Investor will use its best efforts to reduce its holdings in Ordinary Shares as quickly as practicable (as determined by the Investor, in its sole discretion) after each Advance, subject to the maintenance of orderly markets, not depressing the share price of the Ordinary Shares and reasonable trading volume and value of the Ordinary Shares all as determined by the Investor in its sole discretion.

Article III.Representations and Warranties of Investor

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and as of each Advance Closing Date:

Section 3.01 Organization and Authorization.  The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to purchase, hold and sell the Shares.  The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by such Investor of the transactions contemplated hereby have been duly authorized and requires no other proceedings on the part of the Investor.  The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor.  This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, composition, reorganization, moratorium or similar laws from time to time in effect affecting creditors' rights generally, and (ii) general principles of equity (including, without limitation, standards of materiality, good faith, fair dealing, minority oppression and reasonableness), whether such principles are considered in a proceeding at law or in equity or any limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any documents referred to herein.

Section 3.02 Evaluation of Risks.  The Investor conducted an independent due diligence examination of information and materials relating to the transactions contemplated under this Agreement. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction.  It recognizes that its investment in the Company involves a high degree of risk. The Investor acknowledges that it has made its own assessment of the present condition and the future prospects of the Company and that the Company has not made any warranty, express or implied, as to the future prospects of the Company or its profitability.

Section 3.03 No Legal Advice From the Company.  The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors.  The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.04 Not an Affiliate.  The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “Affiliate” of the Company (as that term is defined in Rule 405 of the Securities Act).

Section 3.05 Trading Activities.  The Investor’s trading activities with respect to the Company’s Ordinary Shares shall be in compliance with all applicable federal and state securities laws, rules and regulations, the Securities Regulations, and the rules and regulations of the Principal Markets on which the Ordinary Shares are listed or traded.  Neither the Investor nor any affiliate of the Investor has an open short position in the Ordinary Shares, the Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of the Ordinary Shares provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell the Shares to be issued to the Investor pursuant to the Advance Notice prior to receiving such Shares and/or engage in short sales on the TASE of such number of Ordinary Shares as the Investor reasonably expects to purchase pursuant to the applicable Advance so long as such sales comply with the rules and regulations of the TASE, provided, however that the total number of Shares sold prior to receiving such Shares and the Ordinary Shares sold at short shall be equal to or less than the number of shares that the Investor reasonably expects to purchase pursuant to the applicable Advance.

Article IV.Representations and Warranties of the Company

Except as stated below, on the disclosure schedules attached hereto or in the SEC Documents, the Company hereby represents and warrants to, the Investor that the following are true and correct as of the date hereof:

Section 4.01 Organization and Qualification.  The Company is duly incorporated and validly existing under the laws of the State of Israel and has all requisite corporate power to own its properties and to carry on its business as now being conducted.  Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

Section 4.02 Authorization, Enforcement, Compliance with Other Instruments.  (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its corporate organs, Board of Directors or its shareholders, except that the decision to increase the Commitment Amount pursuant to Section 2.04 requires the further approval of the Company's Board of Directors, (iii) this Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement and assuming the execution and delivery thereof and acceptance by the Investor, any related agreements, constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, composition, reorganization, moratorium or similar laws from time to time in effect affecting creditors' rights generally, and (ii) general principles of equity (including, without limitation, standards of materiality, good faith, fair dealing, minority oppression and reasonableness), whether such principles are considered in a proceeding at law or in equity or any limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any documents referred to herein.

Section 4.03 Capitalization.  The registered share capital of the Company consists of 75,000,000 Ordinary Shares of which 19,519,197  Ordinary Shares are issued and outstanding as of June 30, 2010.  All of such outstanding shares have been validly issued and are fully paid and nonassessable.  No Ordinary Shares are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company.  Except as disclosed in the SEC Documents, as of the applicable date of each document, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares or shares of capital stock of the Company or any of its subsidiaries, as applicable, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares or shares of capital stock of the Company or any of its subsidiaries, as applicable or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares or shares of capital stock of the Company or any of its subsidiaries, as applicable, other than options to purchase Ordinary Shares issued from time to time in the ordinary course of business under the Company's equity incentive plans, (ii) there are no outstanding debt securities, (iii) there are no outstanding registration statements and (iv) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act, the Securities Regulations or otherwise (except pursuant to this Agreement).  There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein.  The Company has furnished or made available to the Investor true and correct copies of the Company’s Articles of Association, as amended and as in effect on the date hereof (the “Articles of Association”), and the terms of all securities convertible into or exercisable for Ordinary Shares and the material rights of the holders thereof in respect thereto.

Section 4.04 No Conflict.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Association, or any certificate of designations of any outstanding series of preferred stock of the Company, (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Markets, as well as the Securities Regulations) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company or any of its subsidiaries is bound or affected and which would cause a Material Adverse Effect.  Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Certificate of Incorporation, respectively.   Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries, which would cause a Material Adverse Effect.  The business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance, and regulation of any governmental entity.  Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof except as such consent, authorization or order has been obtained prior to the date hereof.  The Company and its subsidiaries are unaware of any fact or circumstance which, in their reasonable judgment, might give rise to any of the foregoing.

Section 4.05 SEC Documents; Financial Statements.  The Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed within the two years preceding the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”) on timely basis or has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension.  The Company has delivered to the Investors or their representatives, or made available through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents.  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes, may be condensed or summary statements or may be presented differently) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  No other information provided by or on behalf of the Company to the Investor which is not included in the SEC Documents (including, without limitation, information provided by the Company to the Investor in response to the due diligence questionnaire) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made and not misleading.

Section 4.06 The Company's Israeli Public Filings. The Company has filed all reports, forms, statements and other documents that it is required to file under the Securities Regulations for the three (3) years preceding the date hereof (all of the foregoing including documents incorporated by reference therein, being hereinafter referred to as the “Public Filings”). As of their respective dates, the Public Filings complied in all material respects with the requirements of the applicable Securities Regulations, and none of the Public Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included in the Public Filings, complied in all material respects with applicable accounting requirements and the rules and regulations of the ISA with respect thereto.

Section 4.07  No Default.  Except as disclosed in the SEC Documents, the Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Articles of Association, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over the Company or its properties, in each case which default, lien or charge is likely to cause a Material Adverse Effect.

Section 4.08 Intellectual Property Rights.  Except as set forth in the SEC Documents, the Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted.   The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement that is reasonably likely to result in a Material Adverse Effect; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

Section 4.09 Employee Relations.  Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened.  None of the Company’s or its subsidiaries’ employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.

Section 4.10 Environmental Laws.  Except as would not have a Material Adverse Effect, the Company and its subsidiaries are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

Section 4.11 Title.  Except as set forth in the SEC Documents, the Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company.  Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

Section 4.12 Insurance.  The Company and each of its subsidiaries are insured against such losses and risks and in such amounts as management of the Company believes to be prudent and customary for similarly situated companies in the businesses in which the Company and its subsidiaries are engaged.  Neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 4.13 Regulatory Permits.  The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit, except in each instance which would not have a Material Adverse Effect.

Section 4.14 Internal Accounting Controls.  The Company and each of its material subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.15 No Material Adverse Breaches, etc.  Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company’s officers has or is reasonably expected to have a Material Adverse Effect on the Company or its subsidiaries, taken as a whole.  Except for matters described in the SEC Documents and/or this Agreement, (i) no Event of Default, as defined in the respective agreements to which the Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (as so defined), has occurred and is continuing, which would have a Material Adverse Effect and (ii) no breach of any contract or agreement which breach, in the judgment of the Company’s officers, has or is reasonably expected to have a Material Adverse Effect on the Company or its subsidiaries, taken as a whole has occurred and is continuing.

Section 4.16 Absence of Litigation.  Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Shares or any of the Company’s subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section 4.17 Subsidiaries.  Except as disclosed in the SEC Documents, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity that is considered a "significant subsidiary" under SEC Regulation S-X.

Section 4.18 Tax Status.  Except as disclosed in the SEC Documents, the Company and each of its subsidiaries has made or filed all Israeli income and all other tax returns, reports and declarations required of  it and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  Except as disclosed in the SEC Documents, there are no unpaid taxes in any material amount claimed to be due by the any taxing authority, and the officers of the Company know of no basis for any such claim.

Section 4.19 Certain Transactions.  Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.20 The Shares.  The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued and fully paid and non-assessable, Free, free and clear of all encumbrances and will be issued in compliance with all applicable United States federal and state securities laws and the laws and regulations of the State of Israel; the share capital of the Company, including the Ordinary Shares, conforms in all material respects to the description thereof contained in the Registration Statement, and the Ordinary Shares, including the Shares, will conform to the description thereof contained in the Prospectus as amended or supplemented.  Neither the shareholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Shares or other rights to purchase or receive any of the Shares or any other securities or assets of the Company, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act or the Securities Regulations, any shares or other securities or assets of the Company upon the issuance or sale of the Shares.  The Company is not obligated to offer the Shares on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers or agents.

Section 4.21 Dilution.  The Company is aware and acknowledges that issuance of the Shares could cause dilution to existing shareholders and could significantly increase the outstanding number of Ordinary Shares.

Section 4.22 Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder.  The Company is aware and acknowledges that it may not be able to request Advances under this Agreement if the Registration Statement ceases to be effective or if any issuances of Ordinary Shares pursuant to any Advances (including, without limitation, their status as “Free”) would violate the Securities Act and any applicable state securities law, as well as any applicable Securities Regulations and any rules and regulations of the Principal Markets or if any of the conditions set forth in Article VI is not fulfilled or fully complied with.  The Company further is aware and acknowledges that any fees paid or Shares issued pursuant to Section 12.03  hereunder shall be earned on the date hereof and not be refundable or returnable under any circumstances.

Section 4.23 Registration.  On the Effective Date, the Company meets the eligibility requirements under General Instruction I.B.1 of Form F-3.

Section 4.24 Eligibility for Chapter E3 of the Israeli Securities Law, 1968. The Company has duly filed and published a Registration Document to list its Ordinary Shares on the TASE pursuant to Chapter E3 of the Israeli Securities Law, 1968 and its reports published with the ISA are in the format of its reports in the US.  Without derogating from the generality of the foregoing or from the duty of the Company to file with the Israeli Securities Authority a copy of each prospectus supplement relating to the Registration Statement and to obtain the consent of the TASE to list the Shares for trading therein, the Shares may be issued to the Investor without the need to file and/or publish a prospectus and/or a Registration Document and/or any other document under the Israeli Securities Law, 1968.

Article V.  Indemnification

The Investor and the Company covenant to the other the following with respect to itself:

Section 5.01 In consideration of the Investor’s execution and delivery of this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, and all of its officers, directors, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including any Buy-In Amount and reasonable attorneys’ fees and disbursements but excluding indirect or consequential damages (the “Indemnified Liabilities”), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in the Prospectus, or in any amendment thereof or supplement thereto, or arising out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; (c) any breach of any covenant, agreement or obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; and (d) any cause of action, suit or claim brought or made against such Investor Indemnitee not arising out of any action or inaction of an Investor Indemnitee, and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Investor Indemnitees.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.02 In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Investor’s other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related Prospectus, or in any amendment thereof or supplement thereto, or in any report published by the Company pursuant to the Securities Regulations, or arising out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Investor by or on behalf of the Company specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; (c) any breach of any covenant, agreement or obligation of the Investor(s) contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor; or (d) any cause of action, suit or claim brought or made against such Company Indemnitee not arising out of any action or inaction of a Company Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Company Indemnitees.  To the extent that the foregoing undertaking by the Investor may be unenforceable for any reason, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.03 Promptly after receipt by an Investor Indemnitee or Company Indemnitee under this Article V of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee shall, if an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article V deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article V unless and to the extent the indemnifying party did not otherwise learn of such action and such failure result in the forfeiture by the indemnifying party of substantial rights and defenses and will not, in any event, relieve the indemnifying party from any obligations provided in this Article V.  The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing  interests between such Investor Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee or Company Indemnitee which relates to such action or claim.  The indemnifying party shall keep the Investor Indemnitee or Company Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No indemnifying party shall, without the prior written consent of the Investor Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation.  Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.

Section 5.04 The indemnity provisions contained herein shall be exclusive of any other liability for indemnity which the indemnifying party may have but will be in addition to any different category of liability which the indemnifying party may have to the indemnified party pursuant to common law or otherwise.

Section 5.05 The obligations of the parties to indemnify or make contribution under this Article V shall survive termination.

Article VI.
                                                                                                                                            Covenants of the Company

Section 6.01 Effective Registration Statement;  During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the Ordinary Shares shall cease to be authorized for listing on any Principal Market, (iii) the Ordinary Shares cease to be registered under Section 12(g) of the Exchange Act or (iv) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act.

Section 6.02 Corporate Existence.  The Company will take all steps necessary to preserve and continue the corporate existence of the Company.

Section 6.03 Notice of Certain Events Affecting Registration; Dual Status; Suspension of Right to Make an Advance.  The Company will promptly notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events: (i) receipt of any request for additional information by the SEC or any other Federal or state governmental authority  for amendments or supplements to the Registration Statement, the Prospectus or for any additional information; (ii) the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Ordinary Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or Prospectus of any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement the Prospectus to comply with the Securities Act or any other law; (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be required; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus; (vi) receipt of any request for information or documents by the ISA, and (vii) any fact that may adversely affect the dual listing of the Company's Ordinary Shares on both the NASDAQ and the TASE.  The Company shall not deliver to the Investor any Advance Notice during the continuation of any of the foregoing events.

Section 6.04 Prospectus Supplements.  The Company agrees that on such dates as the Securities Act shall require, the Company will file a prospectus supplement or other appropriate form as determined by counsel with the SEC under the applicable paragraph of Rule 424(b) under the Securities Act, which prospectus supplement will set forth, within the relevant period, the amount of Shares sold to the Investor, the aggregate offering price of such Shares, the net proceeds to the Company, and the discount paid by the Investor with respect to such Shares.  The Company shall provide the Investor a reasonable opportunity to comment on a draft of each such Prospectus Supplement (and shall give due consideration to all such comments) and shall deliver or make available to the Investor, without charge, an electronic copy of each form of Prospectus Supplement, together with the Base Prospectus.  The Company consents to the use of the Prospectus (and of any Prospectus Supplement thereto) in accordance with the provisions of the Securities Act and with the securities or “blue sky” laws of the jurisdictions in which the Shares may be sold by the Investor, in connection with the offering and sale of the Shares and for such period of time thereafter as the Prospectus is required by the Securities Act to be delivered in connection with sales of the Shares.  If during such period of time any event shall occur that in the judgment of the Company and its counsel is required to be set forth in the Prospectus or should be set forth therein in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, or if it is necessary to supplement or amend the Prospectus to comply with the Securities Act or any other applicable law or regulation, the Company shall forthwith prepare and file with the SEC an appropriate Prospectus Supplement to the Prospectus and shall expeditiously furnish or make available to the Investor an electronic copy thereof.

Section 6.05 Reports Pursuant to the Securities Regulations.  The Company agrees to file and publish, with respect to each Advance, any report or document, as shall be required under the Securities Regulation, for the offering of the Shares and the registration of the Shares for trade on the TASE in accordance with the provisions of this Agreement.  Unless such report or document is a document that was previously filed with the SEC or is in a form previously agreed to by the Investor, the Company shall provide the Investor a reasonable opportunity to comment on a draft of each such report or document prior to filing (with the ISA, pursuant to the Securities Regulations or with the TASE) or publishing, as applicable, (and shall give due consideration to all such comments) and shall deliver or make available to the Investor, without charge, an electronic copy of each of the foregoing documents.

Section 6.06 Listing of Shares.

(a)
During the Commitment Period, the Company shall cause the Shares to be listed (i) on the Principal Markets or (ii) on a Principal Market; provided, however, that if the Shares are only listed on one Principal Market and/or the provisions of Chapter E3 of the Securities Law, 1968, ceases to apply to the Company, the Company may not deliver an Advance until the Investor and the Company have agreed on and executed an amendment (the “Technical Amendment”) to this Agreement reflecting (x) technical changes necessary to reflect that the Shares are only listed on one Principal Market and (y) that the Maximum Advance Amount is reduced to $250,000.  The parties hereto agree to negotiate any Technical Amendment in good faith.

(b)
The Company shall qualify the Shares for sale under the securities laws of such jurisdictions as the Investor designates; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(c)
Without derogating from the generality of the foregoing, prior to the Advance Closing Date, the Company shall obtain the TASE Approval evidencing the consent of the TASE, to the listing of the Shares on the TASE.  For so long as any Shares issued hereunder are held by the Investor, the Company shall maintain the Ordinary Shares listings on at least one of the Principal Markets unless all of such Shares may be resold by the Investor without registration and without any time, volume or manner limitations pursuant to Rule 144.

Section 6.07 Consolidation; Merger.  If an Advance Notice has been delivered to the Investor and the transaction contemplated in such Advance Notice has not yet been closed in accordance with Section 2.01(f) hereof, then the Company shall not effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity (a “Consolidation Event”).

Section 6.08 Dividend or Rights Offerings.  In the event that the Company distributes dividends (including non-cash dividends and payments to its shareholders under a reduction of capital) or if the Company effects a rights offering, no Advance shall be made by the Company if the “record date” for such distribution or rights offering and/or the “ex-date” in connection therewith would fall within the Pricing Period.

Section 6.09 Issuance of the Company’s Ordinary Shares.  The sale of Ordinary Shares hereunder shall be made in accordance with the provisions and requirements of the Securities Act and any applicable state securities law, as well as any applicable Securities Regulations.

Section 6.10 Review of Public Disclosures.  The Company's annual reports on Form 20-Fshall be reviewed by the Company’s attorneys and independent certified public accountants.

Section 6.11 Use of Proceeds.  The Company shall use the net proceeds from this offering as disclosed in the Prospectus and in any report published by the Company pursuant to the Securities Regulation in connection with the offering of the Shares.

Section 6.12 Expenses.  The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all of its own expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto, of each report pursuant to the Securities Regulations and of each application to the TASE; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of the Prospectus and any amendments or supplements thereto, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Markets, or  (viii) filing fees of the SEC, ISA, and each Principal Market.

Section 6.13 Sales.  The Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Ordinary Shares (other than the Shares offered pursuant to the provisions of this Agreement and other than Ordinary Shares issued pursuant to the exercise of options, warrants, convertible notes or other rights outstanding) or securities convertible into or exchangeable for Ordinary Shares, warrants or any rights to purchase or acquire, Ordinary Shares during the period beginning on the 5th NASDAQ Trading Day immediately prior to any Advance Notice Date and ending on the 5th NASDAQ Trading Day immediately following the corresponding Advance Date.

Section 6.14 Current Report.  Promptly after the date hereof (and prior to the Company delivering an Advance Notice to the Investor hereunder), the Company shall file with the SEC a report on Form 6-K, file and publish any report required under the Securities Regulations and any such other appropriate form as determined by counsel to the Company, relating to the transactions contemplated by this Agreement and a preliminary Prospectus Supplement pursuant to Rule 424(b) of the Securities Act disclosing all information relating to the transaction contemplated hereby required to be disclosed therein (collectively, the “Initial Disclosure”) and shall provide the Investor with a reasonable opportunity to review the Initial Disclosure prior to its filing.

Section 6.15 Compliance with Laws.  The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

Section 6.16 Opinion of Counsel. Prior to the date of the first Advance Notice, the Investor shall have received an opinion letter from counsel to the Company in the form attached hereto as Exhibit C.

Article VII.
                                                                                                                         Conditions for Advance and Conditions to Closing

Section 7.01 Conditions Precedent to the Right of the Company to Deliver an Advance Notice.  The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance is subject to the satisfaction by the Company, on  each Advance Notice Date and Advance Closing Date (a “Condition Satisfaction Date”), of each of the following conditions:

(a)	Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects.

(b)
Registration of the Ordinary Shares with the SEC.  The Registration Statement is effective, the Shares are available for issuance pursuant to the Registration Statement and, if General Instruction I.B.5 of Form F-3 is then applicable to the Company, the amount of the Advance would not cause the limitation under said General Instruction I.B.5 to be exceeded.  The Company is not aware of any of the events set forth in Section 6.03 hereof.  The Initial Disclosure shall have been filed with the SEC, all Prospectus Supplements shall have been filed with the SEC, as required pursuant to Section 6.04 hereof and an electronic copy of such Prospectus Supplement together with the Base Prospectus shall have been delivered or made available to the Investor.  The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required of a “reporting company” under the Exchange Act and applicable SEC regulations.

(c)	Reports Pursuant to the Securities Regulations. The Company shall have published all reports and other documents required under the Securities Regulations in connection with the Advance.

(d)
Authority.  The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of Ordinary Shares, or shall have the availability of exemptions therefrom.  The sale and issuance of Ordinary Shares shall be legally permitted by all laws and regulations to which the Company is subject.

(e)
No Material Notices. None of the following events shall have occurred and be continuing:  (i) receipt by the Company of any request for additional information from the SEC or any other federal or state governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or Prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification, approvals, or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any material statement made in the Registration Statement or the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be required; and (vi) receipt by the Company of any request or notice from the ISA which would require any information or documents or any  amendments or supplements to the reports published in connection with the Advance.

(f)
Performance by the Company.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

(g)
No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have a Material Adverse Effect.

(h)
No Suspension of Trading in or Delisting of Ordinary Shares.  The Ordinary Shares are traded on both the applicable Principal Markets and all of the Shares issuable pursuant to such Advance Notice will be listed or quoted for trading on such Principal Markets and the Company believes, in good faith, that trading of the Ordinary Shares on the Principal Markets will continue uninterrupted for the foreseeable future.  The issuance of the Shares with respect to the applicable Advance Notice will not violate the applicable shareholder approval requirements of the Principal Market.  The Company shall not have received any notice threatening the continued listing of the Ordinary Shares on the Principal Markets.

(i)	Maximum Advance Amount. The amount of an Advance requested by the Company shall not exceed the Maximum Advance Amount.

(j)	Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the Shares issuable pursuant to such Advance Notice.

(k)
Executed Advance Notice.  The Investor shall have received the Advance Notice executed by an officer of the Company and the representations contained in such Advance Notice shall be true and correct as of each Condition Satisfaction Date.

(l)	Consecutive Advance Notices. Except with respect to the first Advance Notice, the Company shall have delivered all Shares relating to all prior Advances.

(m)	Opinion of Counsel. The Company has complied with the provisions of Section 6.17.

Article VIII.
                                                                                                                               Non-Disclosure of Non-Public Information

The Company covenants and agrees that it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information to the Investor without also disseminating such information to the public, unless prior to disclosure of such information the Company identifies such information as being material non-public information and provides the Investor with the opportunity to accept or refuse to accept such material non-public information for review.

Article IX.
                                                                                                                                          Choice of Law/Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws, provided, however, that the Companies Law, the Israeli Companies Ordinance, 1983, and the regulations promulgated under the foregoing, the Securities Regulations and the TASE rules and regulations shall govern any and all matters covered thereby.  The parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court for the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this paragraph.

Article X.Assignment; Termination

Section 10.01 Assignment.  Neither this Agreement nor any rights or obligations of either party hereunder may be assigned to any other Person.

Section 10.02 Termination.

(a)
Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the date hereof, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

(b)
The Company may terminate this Agreement effective upon fifteen NASDAQ Trading Days’ prior written notice to the Investor; provided that (i) there are no Advances outstanding, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement.  This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.  In the event of any termination of this Agreement by the Company hereunder, so long as the Investor owns any Shares, unless all of such Shares may be resold by the Investor on both Principal Markets without registration and without any time, volume or manner limitations pursuant to Rule 144, the Company shall not suspend or withdraw the Registration Statement or otherwise cause the Registration Statement to become ineffective, or voluntarily delist the Ordinary Shares from the Principal Markets.

(c)
The obligation of the Investor to make an Advance to the Company pursuant to this Agreement shall terminate permanently (including with respect to an Advance Date that has not yet occurred) in the event that (i) there shall occur any stop order or suspension of the effectiveness of the Registration Statement for an aggregate of 50 NASDAQ Trading Days, other than due to the acts of the Investor, during the Commitment Period, or (ii) the Company shall at any time fail materially to comply with the requirements of Article VI and such failure is not cured within thirty (30) days after receipt of written notice from the Investor, provided, however, that this termination provision shall not apply to any period commencing upon the filing of a post-effective amendment to such Registration Statement and ending upon the date on which such post effective amendment is declared effective by the SEC.

(d)
Nothing in this Section 10.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement.  The indemnification provisions contained in Article V shall survive termination hereunder.

Article XI.Notices

Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided a copy is mailed by U.S. certified mail, return receipt requested; (iii) 3 days after being sent by U.S. certified mail, return receipt requested, or (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications, except for Advance Notices which shall be delivered in accordance with Section 2.01(b) hereof, shall be:

If to the Company, to:	Orckit Communications Ltd.
126 Yigal Allon Street
Tel Aviv 67443, Israel
Attention: Chief Executive Officer
Telephone: 972-3-696-2121
Facsimile: 972-3-695-3222

With a copy to:	Adam M. Klein, Adv.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street
Tel Aviv 64239, Israel
Telephone: 972-3-608-9839 Facsimile: 972-3-608-9855
And to:	Neil Gold, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103
Telephone: (212) 318-3000 Facsimile: (212) 318-3400

With a Copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 369-7779

Each party shall provide 5 days’ prior written notice to the other party of any change in address or facsimile number.

Article XII.Miscellaneous

Section 12.01 Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

Section 12.02 Reporting Entity for the Ordinary Shares.  The reporting entity relied upon for the determination of the trading price or trading volume of the Ordinary Shares on any given NASDAQ Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto.  The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 12.03 Fees.

(a)
Commitment Fee. On the date hereof, the Company shall pay to the Investor a commitment fee (the “Commitment Fee”) of $100,000.  The Commitment Fee may be paid, at the election of the Company, in cash, in Ordinary Shares, or some combination thereof.  If any portion of the Commitment Fee is to be paid in Ordinary Shares (such shares, the “Commitment Shares”), the Company will issue to the Investor Ordinary Shares within two days of the date hereof in an amount equal to the portion of the Commitment Fee to be paid in Ordinary Shares divided by the VWAP for the 5 NASDAQ Trading Days immediately prior to the date hereof.  The Commitment Shares shall be issued pursuant to the Registration Statement and shall be Free upon issuance.  If some or all of the Commitment Fee is to be paid with Commitment Share, such fees shall be deemed paid upon the crediting of the Investor’s account or its designee’s account (including, at the election of the Investor, the Investor’s securities account with a TASE member) with the Commitment Shares, in accordance with delivery instructions provided by the Investor.  The Commitment Fee shall be deemed fully earned by the Investor as of the date hereof regardless of the amount of Advances, if any, that the Company is able to, or chooses to, request hereunder.

(b)
Additional Commitment Fee.  On the Commitment Increase Date, if any, the Company shall pay to the Investor an additional commitment fee (the “Additional Commitment Fee”) of 2% of the amount by which the Commitment Amount was increased.   The Additional Commitment Fee may be paid, at the election of the Company, in cash, in Ordinary Shares, or some combination thereof.  If any portion of the Additional Commitment Fee is to be paid in Ordinary Shares (such shares, the “Additional Commitment Shares”), the Company will issue to the Investor Ordinary Shares within two days of the Commitment Increase Date in an amount equal to the portion of the Additional Commitment Fee to be paid in Ordinary Shares divided by the VWAP for the 5 NASDAQ Trading Days immediately prior to the Commitment Increase Date.  The Additional Commitment Shares shall be issued pursuant to the Registration Statement and shall be Free upon issuance.  If some or all of the Additional Commitment Fee is to be paid with Additional Commitment Shares, such fees shall be deemed paid upon the crediting of the Investor’s account or its designee’s account (including, at the election of the Investor, the Investor’s securities account with a TASE member) with the Additional Commitment Shares, in accordance with delivery instructions provided by the Investor.  The Additional Commitment Fee shall be deemed fully earned by the Investor as of the Commitment Amount Increase Date regardless of the amount of Advances, if any, that the Company is able to, or chooses to, request hereunder.

(c)
Structuring Fee.  The Company shall pay a structuring and due diligence fee of $10,000 to Yorkville Advisors, LLC of which $5,000 has been paid prior to the date hereof, and the remaining $5,000 shall be paid within 2 days of the date of this Agreement.

Section 12.04 Brokerage.  Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party.  The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

Section 12.05 Confidentiality.  If for any reason the transactions contemplated by this Agreement are not consummated, each of the parties hereto shall keep confidential any information obtained from any other party (except information publicly available or in such party’s domain prior to the date hereof, and except as required by court order) and shall promptly return to the other parties all schedules, documents, instruments, work papers or other written information without retaining copies thereof, previously furnished by it as a result of this Agreement or in connection herein.

Section 12.06 Integration.  This Agreement, along with any exhibits or amendments hereto, encompasses the entire agreement of the parties and supersedes all previous understandings and agreements between the parties, whether oral or written.

Section 12.07 Delays or Omissions.  No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

Section 12.08 Amendment. No provision of this Agreement may be amended other than by an instrument in writing signed by both parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Distribution Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
Orckit Communications Ltd.

By: /s/ Izhak Tamir
Name: Izhak Tamir
Title: Chairman of the Board and President

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By: /s/ Matthew Beckman
Name: Matthew Beckman
Title: Managing Member

EXHIBIT A

ADVANCE NOTICE

ORCKIT COMMUNICATIONS LTD.

The undersigned, _______________________ hereby certifies, with respect to the sale of Ordinary Shares of ORCKIT COMMUNICATIONS LTD. (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to the Standby Equity Purchase Agreement (the “Agreement”), as follows:

1.           The undersigned is the duly appointed ______________ of the Company.

2.           There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post effective amendment to the Registration Statement.

3.           The Company has performed in all material respects all covenants and agreements to be performed by the Company and has complied in all material respects with all obligations and conditions contained in this Agreement on or prior to the Advance Notice Date, and shall continue to perform in all material respects all covenants and agreements to be performed by the Company through the applicable Advance Closing Date.  All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4.           The undersigned hereby represents, warrants and covenants that it has made all filings (“Required Filings”) required to be made by it pursuant to applicable securities laws (including, without limitation, all filings required under the Securities Exchange Act of 1934, which include Forms 20-F, 6-K, etc.) and under the Securities Regulations.  None of the Required Filings contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.           The Advance requested is _____________________.

6.           4.99% of the outstanding Ordinary Shares of the Company as of the date hereof is  ___________.

7.            [The Minimum Acceptable Price for this Advance is       ____. ]

The undersigned has executed this Certificate this ____ day of _________________.

ORCKIT COMMUNICATIONS LTD.

By:      _________________________________
Name:
Title:

EXHIBIT B
FORM OF SETTLEMENT DOCUMENT

VIA FACSIMILE & EMAIL

Orckit Communications Ltd.
Attn:[____________], CEO
Fax:           ______________________
Email: ______________________

Below please find the settlement information with respect to the Advance Notice Date of:

1.	(a) Amount of Advance Notice:	$

	(b) Amount of Advance Notice (after taking into account any adjustments pursuant to Section 2.01):	$

2.	Market Price:	$

3.	Purchase Price (Market Price X 95.5%) per share:	$

4.	Number of Shares due to Investor:

Please issue the number of Shares due to the Investor to the account of the Investor as follows:

DTC/DWAC Instructions

YA Global Master SPV, Ltd

Blue Trading,  DTC Participant No.:  0158 (Ridge)

Account No.: 72 118 101

Sincerely,

YA GLOBAL MASTER SPV, LTD.

Approved By Orckit Communications Ltd.:

__________________________________
Name:

Exhibit C
Opinion

Opinions to be Rendered by Israeli counsel to the Company, prior to the first Advance Notice, subject to customary assumptions, exceptions, qualifications and limitations, including, but not limited to, those referred to below:

1.           The Company is a company validly existing under the laws of the State of Israel, with corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and to enter into and perform its obligations under the Agreement.

2.           The Company has the requisite corporate power and authority to enter into and perform its obligations under the Agreement and to issue the Ordinary Shares in accordance with its terms.  The execution and delivery of the Agreement by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary corporate action, and no further consent or authorization is required by the Board of Directors of the Company or, so long that the limitations set forth in Section 270(5)(a) of the Companies Law are not exceeded, by the shareholders of the Company.  The Agreement has been duly executed and delivered and constitutes a valid and binding obligation of the Company.  Notwithstanding the foregoing, the decision of the Company to increase the Commitment Amount pursuant to Section 2.04 of the Agreement requires the further approval of the Company's Board of Directors.

3.           The Ordinary Shares are duly authorized and, upon issuance in accordance with the terms of the Agreement, will be duly and validly issued, fully paid and nonassessable, free of any liens, encumbrances and preemptive or similar rights contained in the Company’s Articles of Association and, to our knowledge, in any agreement governed by Israeli law filed by the Company as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the "2009 Annual Report"). If the Ordinary Shares issued to the Investor pursuant to the Agreement will be registered pursuant to the Registration Statement and freely tradable under the U.S. Securities Act of 1933, then they will be freely tradable under the Israeli Securities Law, 1968, the TASE rules and the Agreement.

4.           The execution, delivery and performance of the Agreement by the Company and the consummation by the Company of the transactions contemplated thereby (other than performance by the Company of its obligations under the indemnification sections of the Agreement, as to which no opinion need be rendered) will not (i) result in a violation of the Company’s Articles of Association, (ii) to our knowledge, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or indenture that is governed by Israeli law and filed by the Company as an exhibit to the 2009 Annual Report,  (iii) to our knowledge, result in a violation of any Israeli law, rule, regulation, which, in our experience, is normally applicable to the transactions contemplated by the Agreement, or (iv) to our knowledge, without review of the records of any court or governmental entity, and other than as set forth in the SEC Documents, violate any order, judgment or decree applicable to the Company or by which any material property or asset of the Company in Israel is bound or affected.

6.           To our knowledge, without review of the records of any court or governmental entity, and other than as set forth in the SEC Documents, there are no legal or governmental proceedings pending in Israel to which the Company is a party or of which any material property or assets of the Company in Israel is subject which is required to be disclosed in any SEC Document.

Opinions to be Rendered by U.S. Counsel to the Company prior to the first Advance Notice, subject to customary assumptions, exceptions, qualifications and limitations, including, but not limited to, those referred to below:

1.           The Agreement is enforceable against the Company in accordance with its terms.

2.           The Registration Statement has been declared effective and the Ordinary Shares that may be issued to the Investor pursuant to the Agreement have been registered in such Registration Statement under the U.S. Securities Act of 1933, as amended.

3.           To our knowledge, without review of the records of any court or governmental entity, and other than as set forth in the SEC Documents, there are no U.S. legal or governmental proceedings pending to which the Company is a party or of which any material property or assets of the Company in the United States is subject which is required to be disclosed in any SEC Document.

4.           The execution, delivery and performance of the Agreement by the Company and the consummation by the Company of the transactions contemplated thereby (other than performance by the Company of its obligations under the indemnification and contribution sections of the Agreement, as to which no opinion need be rendered) will not (i) to our knowledge, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement that is governed by New York law that is filed by the Company as an exhibit to its Annual Report on Form 20-F for the year ended December 31, 2009 or (ii) to our knowledge, result in a violation of any U.S. federal law, rule or regulation which, in our experience, is normally applicable to the transactions contemplated by the Agreement, or (iii) to our knowledge, without review of the records of any court or governmental entity, and other than as set forth in the SEC Documents, violate any order, judgment or decree applicable to the Company or by which any property or asset of the Company in the United States is bound or affected.

Exhibit Z

FORM OF COMMITMENT INCREASE NOTICE

Date: ______________

YA Global Master SPV Ltd.

101 Hudson Street, Suite 3700

Jersey City, NJ 07302

Pursuant to Section 2.04 of the Standby Equity Purchase Agreement dated _________ __, 2010 (the “Agreement”), between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and ORCKIT COMMUNICATIONS LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”), the Company hereby elects to exercise its right to increase the Commitment Amount in accordance with the terms and conditions of the Agreement.   Capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement.

The Company hereby represents, warrants, and covenants as follows:

1.	The Commitment Amount shall be increased by an amount equal to [__________] (insert an amount up to $5,000,000).

2.	The Company certifies that it has satisfied all of the Increase Conditions set forth in Section 2.04 of the Agreement.

3.	The Additional Commitment Fee will be paid in accordance with Section 12.03 of the Agreement.

4.	The Company shall report the increase in the Commitment Amount as required by applicable law.

5.	The Company shall provide an updated opinion letter from counsel to the Company in the form attached to the Agreement as Exhibit C prior to issuing any additional Advance Notices to the Investor.

Sincerely,

ORCKIT COMMUNICATIONS LTD.

___________________________
By:
Name: